SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM A/W

  UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No. 70-7888
Money Pool

______________________________

Allegheny Generating Company
Hagerstown, Maryland

Allegheny Energy, Inc.
Hagerstown, Maryland

Monongahela Power Company
Fairmont, West Virginia

The Potomac Edison Company
Hagerstown, Maryland

West Penn Power Company
Greensburg, Pennsylvania

  The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Marleen L. Brooks
Secretary of Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

United States Securities and Exchange Commission
Attn: Jonathan G. Katz, Secretary
450 5 th Street, NW
Washington, DC 20549

Re:     Withdrawal of Rule 24 Certificate - File No. 070-78888
           Filed on January 11, 2002
           (Accession Number 0000003673-02-000007

     We hereby respectfully request withdrawal of the Rule 24 filing made on behalf of Allegheny Energy, Inc. (CIK 0000003673) and accepted by the Securities and Exchange Commission on January 11, 2002 (Accession Number 0000003673-02-000007).

      In the Rule 24 filing made on January 11, 2002, we omitted a $50 million 6-month term loan with Industrial Bank of Japan, which was exercised from 10/31/01 to 11/30/01 at 3.1%. The loan was renewed from 11/30/01 to 12/31/01 at 2.85% and renewed again at that time from 12/31/01 to 01/31/02 at 2.7%.  It will be included in the Rule 24 Certificate to be filed this afternoon.

     Please withdraw the Rule 24 listed above (Accession number: 0000003673-02-000007).

     Thank you for your help in this matter. If you have any questions, please call me at (301) 665-2704.

Date: January 16, 2002	Sincerely, /s/ Marleen L. Brooks Marleen L. Brooks